EXHIBIT 12(d)

RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges
for SEK excluding the S-system
on the Basis of IFRS

(Skr millions, except for ratios)

Nine months ended September 30, 2008
Fixed Charges:
Interest expenses	8,427.1

Earnings:
Net profit	392.0
Taxes	164.8
Fixed charges	8,427.1
8,983.9

Ratio of earnings to fixed charges	1.07

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, of SEK exclusive of the S-system.